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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              THOUSAND TRAILS, INC.
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             (Exact Name of Registrant as Specified in Its Charter)


                DELAWARE                                  75-2138671
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(State of Incorporation or Organization)      (IRS Employer Identification No.)



2711 LBJ FREEWAY, SUITE 200, DALLAS, TEXAS                  75234
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(Address of Principal Executive Offices)                  (ZIP CODE)

Registrant's Telephone Number, Including Area Code:     (972) 243-2228
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Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

Common Stock, par value $.01 per share           American Stock Exchange
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following. [ X ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following. [   ]

Securities Act registration statement file number to which this form relates:
Not applicable (If applicable)
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)



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                                    INDEX TO
                       REGISTRATION STATEMENT ON FORM 8-A

                                                                                                               Page
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

       Item 1.    Description of Registrant's Securities to be Registered.......................................1

       Item 2.    Exhibits......................................................................................8

       Item 3.    Signature Page................................................................................8




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

         The authorized capital stock of the Company is 15,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 1,500,000 shares of preferred stock, par value $.01 per share. As of October 27, 1998, the Company had 7,511,708 shares of Common Stock issued and outstanding. In addition, as of such date the Company had outstanding warrants to purchase 491,572 shares of Common Stock and options under the Company's 1991 Employee Stock Incentive Plan, the Company's 1993 Stock Option and Restricted Stock Purchase Plan, the Company's 1993 Director Stock Option Plan and the stock option agreement, dated as of August 1, 1996, with the Company's Chief Executive Officer and President to purchase 1,111,995 shares of Common Stock. The warrants, options and Stock Option Agreement are each subject to certain antidilution provisions. The Company's Certificate of Incorporation authorizes the Board of Directors to establish the designations, powers, preferences and rights of the preferred stock without further stockholder approval. In the exercise of this authority, the Board of Directors could establish preferences and rights for the preferred stock prior and superior to the rights of the Common Stock, and it is possible that dividend preferences for the preferred stock could substantially reduce the amount of any future surplus available for payments on the Common Stock. In addition, if the preferred stock were made convertible into Common Stock, dilution of the interests of holders of the Common Stock may result.

         Holders of Common Stock are entitled to one vote for each share held of record on any matter submitted to a vote at a meeting of the stockholders. Directors are elected by a majority of the votes cast at the election. Generally, any matter submitted for the approval of the stockholders must receive the affirmative vote of the holders of a majority of all the shares represented at a meeting at which a quorum is present. Approval of any amendment to the Company's Certificate of Incorporation or any merger or consolidation (with certain limited exceptions) or dissolution of the Company, or any sale, lease, or exchange of all or substantially all of the assets of the Company, however, requires the affirmative vote of holders of shares representing a majority of the votes entitled to be cast.

         The Company's Bylaws contain a provision establishing an advance notice procedure for stockholders to bring business before the annual meeting of stockholders. Generally, notice of business proposed to be brought before the meeting must be given in writing in the form provided in the Company's Bylaws to the Secretary of the Company not less than 60 or more than 90 days prior to the date of the annual meeting of stockholders, but if less than 60 days notice of the date of the annual meeting is given to the stockholders, notice of proposed business must be given not later than the tenth day following the day on which the notice of the date of the annual meeting is mailed. At a special meeting of stockholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting is permitted to come before the meeting. The limitations on procedures to bring business before the annual meeting of stockholders do not restrict a stockholder's right to include proposals in proxy material pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the merits of the business proposed to be brought before the meeting and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.



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         The Company's Certificate of Incorporation does not contain a provision permitting cumulative voting for the election of directors. The holders of more than 50% of the Common Stock voting upon the election of directors, therefore, may be able to elect all of the directors to be elected at a meeting of the stockholders of the Company. The directors of the Company are elected annually and serve until their successors are elected and qualified. Holders of shares of Common Stock are entitled to receive dividends when, as, and if the Board of Directors declares such dividends from funds legally available for that purpose. Since inception, the Company has not paid any dividends. Moreover, under the terms of the Loan and Security Agreement dated as of July 10, 1996, as amended, between the Company and Foothill Capital Corporation, the Company may not pay any dividends (other than stock dividends) on the Common Stock, nor purchase, redeem or otherwise acquire or retire for value any Common Stock, until the obligations thereunder are repaid.

         Upon liquidation, the holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company after payment of any and all amounts due to creditors and holders of any preferred stock. The holders of Common Stock have no preemptive, redemption or conversion rights.

         Once the Common Stock is listed on the American Stock Exchange, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 provides that a Delaware corporation may not, for a period of three years after a person becomes an "interested stockholder" (defined generally as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's outstanding voting stock), engage in any of a broad range of business combinations (which may include stock issuances) with a person or affiliate or associate of such person who is such "interested stockholder" unless certain board or shareholder approvals are obtained. Stockholders that beneficially received 15% or more of the Common Stock in the Company's reincorporation merger in November 1996, however, will not be subject to the provisions of Section 203 should they become applicable to the Company, and as a consequence business combinations with such stockholders will not be limited by Section 203.

TRANSFER RESTRICTIONS

         The Company's Certificate of Incorporation contains restrictions on the transfer of shares of Common Stock (the "Transfer Restrictions") that are designed to restrict direct and indirect transfers that could result in the imposition of limitations on the use by the Company, for federal income tax purposes, of its net operating loss carryforwards ("NOLs") and other tax attributes. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits the use of losses and other tax benefits by a company that has undergone an "ownership change" (as defined in the Code). Generally, an ownership change occurs if one or more stockholders, each of whom owns 5% or more in value of a company's capital stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such stockholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a company's capital stock are generally treated together as one or more 5% stockholders. In addition, certain constructive ownership rules, which generally attribute ownership of stock to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities, or to related individuals, are applied in determining the level of stock ownership of a particular stockholder. Special rules can




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also result in the treatment of options (including warrants) as exercised in certain circumstances. All percentage determinations are based on the fair market value of a company's capital stock.

         If an ownership change were to occur, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs or other carryovers existing (or "built-in") prior to such ownership change could not exceed the product obtained by multiplying (i) the aggregate value of the outstanding Common Stock immediately prior to the ownership change (with certain adjustments) by (ii) the federal long-term tax exempt rate (5.02% for ownership changes occurring during November 1998). Because the value of the outstanding Common Stock, as well as the federal long-term tax-exempt rate, fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of taxable income of the Company that could be offset by such NOLs or other items if an ownership change were to occur. The Company would incur a corporate-level tax (current maximum federal rate of 35%) on any taxable income during a given year in excess of the Company's NOL limitation. While the NOLs not used as a result of this limitation remain available to offset taxable income for up to 15 years from the year when the NOLs were generated, an ownership change, under certain circumstances, would significantly defer the utilization of the NOLs, accelerate the payment of federal income tax, cause a portion of the NOLs to expire prior to their use and reduce stockholders' equity (or increase stockholders' deficit).

         The Transfer Restrictions generally restrict until 2011 (or earlier in certain events) any direct or indirect transfer of Common Stock that would (i) except as provided below, increase to more than 4.75% the percentage ownership of Common Stock of any person who at any time during the preceding three-year period did not own more than 4.75% of the Common Stock, (ii) except as provided below, increase the percentage of Common Stock owned by any person that during the preceding three-year period owned more than 4.75% of the Common Stock, or by any group of persons treated as a "5% shareholder" (as defined in the Code, but substituting "4.75%" for "5 percent") (hereafter referred to as a "4.75% Shareholder") or (iii) cause an ownership change of the Company within the meaning of Section 382.

         Generally, the Transfer Restrictions contain several exceptions. For example, the restrictions will not prevent a transfer if, in the determination of the Board of Directors, the transfer will not result in an aggregate increase in the ownership of its capital stock by 4.75% Shareholders over a three-year period for purposes of Section 382. As an illustration, this exception will permit a stockholder who owns less than 4.75% of the Common Stock to transfer shares of Common Stock to any other stockholder who (after giving effect to the transfer) owns 4.75% or less of the Common Stock. Similarly, the Transfer Restrictions will not apply to any transfer if, as a result of the transfer and in the determination of the Board of Directors, the aggregate increase in the ownership of the Company's capital stock by 4.75% Shareholders over a three-year period does not exceed 35%. Also, the restrictions will not prevent a transfer if the purported transferee obtains the approval of the Board of Directors, which approval may be granted or withheld in the sole and absolute discretion of the Board of Directors, after considering all facts and circumstances including but not limited to future events deemed by the Board of Directors to be relevant. Finally, transfers will be prohibited only with respect to the amount of the Common Stock purportedly transferred in excess of the threshold established in the Transfer Restrictions.


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         The Transfer Restrictions will apply differently over time. The Company believes that the aggregate percentage increase in the ownership of its capital stock by 5 percent shareholders (within the meaning of Section 382) over the three-year period ending on September 30, 1998 was as much as 35.6%. Therefore, as of such date, all transactions (other than the exercise of the outstanding warrants and certain options) that would increase the aggregate percentage increase owned by 4.75% Shareholders were subject to the Transfer Restrictions.

         The application of the Transfer Restrictions to any particular stockholder will depend on the stockholder's ownership of Company capital stock, determined after applying numerous attribution rules, and will also depend on the history of trading of the Company's capital stock. As a result, stockholders are urged to consult their tax advisors prior to any purchase or sale of Common Stock.

         Transfers included under the Transfer Restrictions include sales to persons who would exceed the thresholds discussed above, or to persons whose ownership of shares would by attribution cause another person to exceed such thresholds. Numerous rules of attribution, aggregation and calculation prescribed under the Code (and related regulations) will be applied in determining whether the 4.75% threshold has been met and whether a group of less than 4.75% Stockholders will be treated as a "public group" that is a 4.75% Shareholder. As a result of these attribution rules, a change in the relationship between two or more persons or entities, or a transfer of an interest other than the Common Stock, such as an interest in an entity that, directly or indirectly, owns the Common Stock may result in the Common Stock owned by a stockholder being subject to the remedial provisions, as described below. The Transfer Restrictions (or in some cases contractual provisions incorporating the Transfer Restrictions) may also apply to proscribe the creation or transfer of certain "options" (which are broadly defined) in respect of the Common Stock to the extent, generally, that exercise of the option would result in a proscribed level of ownership.

         The Board of Directors has issued instructions to or made arrangements with the transfer agent of the Company (the "Transfer Agent") to implement the Transfer Restrictions. The Transfer Restrictions provide that the Transfer Agent shall not record any transfer of the Common Stock purportedly transferred in excess of the threshold established in the Transfer Restrictions. The Transfer Agent also has the right, prior to and as a condition to registering any transfers of the Common Stock on the stock transfer records, to request an affidavit from the purported transferee of the Common Stock regarding such purported transferee's actual and constructive ownership of the Common Stock. If, after requesting such an affidavit, the Transfer Agent does not receive an affidavit or the affidavit evidences that the transfer would violate the Transfer Restrictions, the Transfer Agent is required to notify the Company and not enter the transfer in the stock transfer records. These provisions may result in the delay or refusal of certain requested transfers of the Common Stock.

         It is the intention of the Transfer Restrictions that any direct or indirect transfer of Common Stock attempted in violation of the restrictions would be void ab initio as to the purported transferee, and the purported transferee would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Common Stock, or in the case of options subject to the Transfer Restrictions, receiving Common Stock in respect of their exercise. Common Stock purportedly acquired in violation of the Transfer Restrictions is referred to as "Excess Common Stock."



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         Excess Common Stock is automatically transferred to a trustee effective as of the close of business on the business day prior to the date of the violative transfer. As soon as practicable following the receipt of notice from the Company that Excess Common Stock was transferred to the trustee, the trustee is required to sell such Excess Common Stock in an arms-length transaction that would not constitute a violation under the Transfer Restrictions. The net proceeds of the sale, after deduction, of all costs incurred by the Company, the Transfer Agent, and the trustee, will be distributed first to the purported transferee in an amount equal to the lesser of such proceeds or the cost incurred by the stockholder to acquire such Excess Common Stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary together with any other distributions with respect to such Excess Common Stock received by the trustee. If the Excess Common Stock is sold by the purported transferee, such person will be treated as having sold the Excess Common Stock as an agent for the trustee, and shall be required to remit all proceeds to the trustee (less, in certain cases, an amount equal to the amount such person otherwise would have been entitled to retain had the trustee sold such shares). Pending such sale, any dividends or other distributions paid prior to discovery by the Company that the Excess Common Stock has been transferred to the trustee are treated as held by the purported transferee as agent for the trustee and must be paid to the trustee upon demand, and any dividends or other distributions declared but unpaid after such time shall be paid to the trustee. Votes cast by a purported transferee with respect to Excess Common Stock prior to the discovery by the Company that the Excess Common Stock was transferred to the trustee will be rescinded as void and recast in accordance with the desire of the trustee acting for the benefit of the charitable beneficiary. The trustee shall have all rights of ownership of the Excess Common Stock.

         Special provisions apply where the violative transfer involves a transfer by a 4.75% Shareholder, which are designed to continue to treat such 4.75% shareholders as owning the shares transferred. In such case, the Company must attempt to locate the person or public group that purchased the Excess Common Stock, and if such person or public group can be located, the Excess Common Stock will be required to be returned (together with any distributions received thereon) to the transferor, and the transferor will be required to return the purchase price, together with all other losses, damages, costs and expenses incurred by that purchaser, to the purchaser. If the Company is unable to locate the purchaser within 90 days, the Company is required (to the extent permitted under its debt instruments) to purchase Common Stock in a manner that would reduce the ownership of the person or public group whose ownership increased as a result of the prohibited transfer and to hold such Common Stock on behalf of the 4.75% Shareholder that transferred the Excess Common Stock in violation of the Transfer Restrictions. In such case, the 4.75% Shareholder will be treated as the owner of the Excess Common Stock for all purposes, and amounts incurred by the Company to finance the purchase of such Excess Common Stock will be treated as a loan to such stockholder, with interest at the "applicable federal rate" under Section 1274(d) of the Code.

         If the violative transaction results from indirect ownership of Common Stock, the Transfer Restrictions provide a mechanism that is intended to invalidate the ownership of the Common Stock actually owned by the violating stockholder and any persons within such stockholder's control group. Only if such provisions will not be effective to prevent a violation of the Transfer Restrictions will ownership of Common Stock by other persons be invalidated under the Transfer Restrictions.




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         Notwithstanding the Transfer Restrictions, there remains a risk that certain transfers of Common Stock not restricted by the Transfer Restrictions (or, although otherwise restricted, permitted by the Board of Directors) and/or certain changes in relationships among stockholders or other events could cause an ownership change. Changes in the relationships of holders of Common Stock could cause changes in ownership of Common Stock through the application of the attribution rules discussed above, and therefore could also trigger an ownership change causing a loss of NOLs. There also can be no assurance, in the event transfers in violation of the Transfer Restrictions are attempted, that the Internal Revenue Service will not assert that such transfers have federal income tax significance notwithstanding the Transfer Restrictions. In addition, the Transfer Restrictions will not apply to the exercise of certain outstanding warrants and options and may not apply to certain exercises of a portion of the options under the Stock Option Agreement that occur at the end of its term.

         The Board of Directors has the discretion to approve a transfer of stock that would otherwise violate the Transfer Restrictions upon the prior written request of a stockholder to the Board of Directors. In addition, the Board of Directors has the power to waive any of the Transfer Restrictions in any instance where it determines that a waiver would be in the best interests of the Company notwithstanding the effect of such waiver on the NOLs or other tax attributes. If the Board of Directors permits a transfer that would otherwise violate the Transfer Restrictions, that transfer or later transfers may result in an ownership change that would limit the use of the tax attributes of the Company. The Board of Directors intends to consider any such attempted transfer individually and determine at the time whether it is in the best interests of the Company, after consideration of any factors that the Board deems relevant (including possible future events), to permit such transfer notwithstanding that an ownership change may occur.

         The Board of Directors also has the power to accelerate or extend the expiration date of the Transfer Restrictions, modify the definitions of any terms set forth therein or conform certain provisions to make them consistent with any future changes in federal tax law, in the event of a change in law or regulation or if it otherwise believes such action is in the best interests of the Company, provided the Board of Directors determines in writing that such action is necessary or desirable to preserve the NOLs or other tax attributes or that continuation of the Transfer Restrictions is no longer reasonably necessary for the preservation of the NOLs or other tax attributes. In addition, the Board of Directors has the power to adopt Bylaws, regulations and procedures, not inconsistent with the Transfer Restrictions, for purposes of determining whether any acquisition of Common Stock would jeopardize the ability of the Company to preserve and use the NOLs or other tax attributes and for the orderly application, administration and implementation of the Transfer Restrictions. The Board of Directors will also have the exclusive power and authority to administer, interpret and make calculations under the Transfer Restrictions, which actions shall be final and binding on all parties if made in good faith.




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         As a result of the foregoing, the Transfer Restrictions serve to reduce, but do not eliminate, the risk that Section 382 will cause the limitations described above on the use of NOLs or other tax attributes of the Company. The Transfer Restrictions (i) may have the effect of impeding the attempt of a person or entity to acquire a significant or controlling interest in the Company, (ii) may render it more difficult to effect a merger or similar transaction even if such transaction is favored by a majority of the independent stockholders and (iii) may serve to make a change in management more difficult. Management does not presently intend to adopt any anti-takeover measures, and the Company believes that the tax benefits of the Transfer Restrictions outweigh the negative aspects of any anti-takeover effects they may have.







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ITEM 2.  EXHIBITS

None.


                                    SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf of the undersigned thereto duly authorized.




                                        THOUSAND TRAILS, INC.
                                        (Registrant)


Date:  November 23, 1998            By:  /s/ William J. Shaw
                                        ------------------------------
                                         William J. Shaw
                                         Chief Executive Officer


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